UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934



                              Technitrol, Inc.
                            --------------------
                              (Name of Issuer)


                                Common Stock
                       ------------------------------
                       (Title of Class of Securities)


                                  878555101
                               ---------------
                               (CUSIP Number)


           Eric D. Schoenborn, Esquire  2600 One Commerce Square,
                   Philadelphia, PA 19103, (215) 564-8085
     ------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               August 18, 1997
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No.  878555101

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               VIRGINIA FRESE PALMER         ###-##-####



2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                     (b) [ ]





3  SEC USE ONLY





4  SOURCE OF FUNDS*

               00


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)   [ ]




6  CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

               0


8  SHARED VOTING POWER

               1,942,600


9  SOLE DISPOSITIVE POWER

               0


10 SHARED DISPOSITIVE POWER

               1,942,600


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,942,600


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               12.07%


14 TYPE OF REPORTING PERSON*

               IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.        Security and Issuer.

     This statement on Schedule 13D relates to the common stock, $0.125 par value (the "Common Stock"), of Technitrol, Inc., 1210 Northbrook Drive, Suite 385, Trevose, PA 19053 (the "Company").

Item 2.        Identity and Background.

     The person filing this statement is Virginia Frese Palmer. All correspondence to Mrs. Palmer should be forwarded to the following address:

                         7147 E. Sabino Vista Circle
                         Tucson, AZ  85750-2631

     Mrs. Palmer is not currently employed and has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mrs. Palmer is a citizen of the United States of America.

Item 3.        Source and Amount of Funds and Other Consideration.

     N/A. All shares beneficially owned by Mrs. Palmer derive from her interests in certain trusts as described in greater detail in Item 5 below. As per the terms of the "Palmer Family Trust", as amended (the "Trust"), the shares of the Company held in the Trust were administered and distributed to the "Palmer Family Trust - Survivor's Share" (the "Survivor's Share") and the "Palmer Family Trust - Residuary Trust Share" (the "Residuary Trust Share") upon the death of Gordon Palmer, Jr.

Item 4.        Purpose of the Transaction.

     The Survivor's Share and the Residuary Trust Share received the shares as a result of the death of Gordon Palmer, Jr. The Survivor's Share presently intends to make dispositions of shares of Common Stock to certain charitable organizations.

Item 5.        Interest in Securities of the Issuer.

     As of the date hereof, Mrs. Palmer beneficially owns 1,942,600 shares of Common Stock, or approximately 12.07% of the outstanding Common Stock. Mrs. Palmer shares voting and dispositive power over such shares.

     All shares beneficially owned by Mrs. Palmer derive from her interests in the Trust. The Trust was formed pursuant to a trust instrument dated August 27, 1991 in which the trustors (Gordon Palmer, Jr. and Mrs. Palmer) transferred to the Trust certain assets including shares of the Common Stock. As per the terms of the Trust, upon the death of either trustor, the remainder of the Trust shall divide into two shares (the Survivor's Share and the Residuary Trust Share) which shall be held as separate trusts, and administered and distributed as provided in the Trust. Gordon Palmer, Jr. died on March 30, 1997 causing the Trust to be split into the Survivor's Share and the Residuary Trust Share.


     The Survivor's Share is revocable by Mrs. Palmer, and she is a co-trustee of such trust along with J. Barton Harrison. Mrs. Palmer is also a beneficiary of the Survivor's Share during her lifetime. The Survivor's Share beneficially owns 1,746,380 shares of the Common Stock and shares voting and dispositive power with Mrs. Palmer for all such shares, subject to Mrs. Palmer's power to revoke the Survivor's Share. J. Barton Harrison (co-trustee) also shares voting and dispositive power with Mrs. Palmer for all shares held by the Survivor's Share, subject to Mrs. Palmer's power to revoke such trust.

     The Residuary Trust Share is an irrevocable trust having Mrs. Palmer and
J. Barton Harrison as co-trustees. Mrs. Palmer is also an income beneficiary of the Survivor's Share during her lifetime. The Residuary Trust Share beneficially owns 196,220 shares of the Common Stock, and J. Barton Harrison as co-trustee shares voting and dispositive power with Mrs. Palmer for all shares held by the Residuary Trust Share.

     The information required by Item 2 for the persons with whom Mrs. Palmer shares voting power is as follows:

                         Palmer Family Trust - Survivor's Share
                         c/o  J. Barton Harrison
                         1452 County Line Road
                         Rosemont, PA 19010-1404

                         Palmer Family Trust - Residuary Trust Share
                         c/o  J. Barton Harrison
                         1452 County Line Road
                         Rosemont, PA 19010-1404

                         J. Barton Harrison
                         1452 County Line Road
                         Rosemont, PA 19010-1404

     Mr. Harrison is currently a Director of the Company and is retired. He has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mr. Harrison is a citizen of the United States of America.

     On or about May 29, 1997, 674,250 shares of the Common Stock were transferred from the Trust to the Survivor's Share as a partial administration of the Trust. On or about July 1, 1997, 10,000 shares of the Common Stock were disposed of by the Survivor's Share as a charitable gift. On or about August 18, 1997, 1,122,130 shares of the Common Stock were transferred from the Trust to the Survivor's Share as a partial administration of the Trust. On or about August 29, 1997, 196,220 shares of the Common Stock were transferred from the Trust to the Residuary Trust Share to complete the administration of the Trust upon the death of Gordon Palmer, Jr. On or about September 26, 1997, 40,000 shares of the Common Stock were disposed of by the Survivor's Share as a charitable gift.

     Upon his death on March 30, 1997, Gordon Palmer, Jr. ceased to be a beneficial owner of more than five percent of the Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 5.



Item 7.        Material to Be Filed as Exhibits.

     None.


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 1997



/s/ Virginia Frese Palmer
--------------------------
Virginia Frese Palmer